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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   Celanese AG
                       (Name of Subject Company (issuer))

                    Blackstone LR Associates (Cayman) IV Ltd.
                Blackstone Management Associates (Cayman) IV L.P.
                  Blackstone Capital Partners (Cayman) IV L.P.
                   Blackstone Capital Partners (Cayman) Ltd. 1
          Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
                           BCP Crystal Holdings Ltd. 2
                      BCP Caylux Holdings Luxembourg S.C.A.
                      BCP Crystal Acquisition GmbH & Co. KG
                      (Names of Filing Persons (Offerors))

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                                    Chinh Chu
                      BCP Crystal Acquisition GmbH & Co. KG
                          c/o The Blackstone Group L.P.
                                 345 Park Avenue
                            New York, New York 10154
                                 (212) 583-5000

                                    Copy to:
                           William R. Dougherty, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)


                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee

Not applicable                                                    Not applicable
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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                Amount Previously Paid:
                Form or Registration No.:
                Filing Party:
                Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               [X] third-party tender offer subject to Rule 14d-1.
               [ ] issuer tender offer subject to Rule 13e-4.
               [ ] going-private transaction subject to Rule 13e-3.
               [ ] amendment to Schedule 13D under Rule 13d-2.



Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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At the time the mandatory compensation offer described in this document is commenced, assuming the U.S. tender rules apply to the transaction, BCP Crystal Acquisition GmbH & Co. KG (BCP) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Celanese AG will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the mandatory compensation offer. Celanese AG shareholders are strongly advised to read the tender offer statement, the solicitation/recommendation statement on Schedule 14D-9 and other relevant documents regarding the mandatory compensation offer filed by BCP or Celanese AG, as the case may be, with the SEC when they become available because they will contain important information. Celanese AG shareholders will be able to receive these documents, when they become available, free of charge at the SEC's web site, www.sec.gov. Celanese AG shareholders will also be able to obtain documents filed by BCP in connection with the mandatory compensation offer free of charge from BCP and documents filed by Celanese AG in connection with the mandatory compensation offer free of charge from Celanese AG. This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of Celanese AG.

No vote or consent of any shareholder is being sought or solicited hereby. BCP has approved the domination and profit transfer agreement and has agreed to vote in favour of approval of a shareholders resolution approving the domination and profit transfer agreement at the Extraordinary General Meeting. Approval of such resolution does not require the vote or consent of any other shareholder, and no such vote or consent is being sought or requested. This document is merely a notification of the Extraordinary General Meeting being provided for the information of other shareholders pursuant to the requirements of German law.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities. None of the transactions contemplated hereby has been or will be registered under the U.S. Securities Act of 1933, as amended. No securities referred to herein may be offered or sold in the United States or to a U.S. person absent registration under such act or an applicable exemption from the registration requirements of such act.

NOTE REGARDING FORWARD-LOOKING STATEMENTS. This release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements concerning the agenda of the Extraordinary General Meeting scheduled to be held on July 30/31, 2004. These statements are based on the current expectations of Celanese AG's management, and are inherently subject to uncertainties, risks and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to changes in global, political, economic, business, competitive, market and regulatory forces. BCP Crystal Acquisition GmbH & Co. KG does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.


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                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------
99.1              English translation of the Invitation to the Extraordinary General Meeting of
                  Celanese AG, published on June 25, 2004 in the electronic version of the
                  Federal Gazette (Elektronischer Bundesanzeiger).

99.2              English translation of the Joint Report by the Management Board of Celanese AG
                  and the Management Board of BCP Management GmbH as the Sole General Partner of
                  BCP Crystal Acquisition GmbH & Co. KG on the Domination and Profit and Loss
                  Transfer Agreement between Celanese AG and BCP Crystal Acquisition GmbH & Co.
                  KG pursuant to Section 293a of the German Stock Corporation Act, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.3              English translation of the Letter of Support, issued on June 22, 2004, by BCP
                  Caylux Holdings Luxembourg S.C.A., made available to the shareholders of
                  Celanese AG beginning on June 25, 2004.

99.4              English translation of the Report, dated June 22, 2004, of PwC Deutsche
                  Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft on the review of the domination and profit transfer agreement between BCP Crystal Acquisition
                  GmbH & Co. KG, Stuttgart/Germany and Celanese AG, Kronberg i.Ts./Germany,
                  according to Sections 293b and 293e of the German Stock Companies Act, made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.5              Report, dated June 17, 2004, of Ernst & Young AG,
                  Wirtschaftsprufungsgesellschaft, on the Determination of the Business Value of
                  Celanese AG as of July 31, 2004 and made available to the shareholders of
                  Celanese AG beginning on June 25, 2004.

99.6              English translation of the opening balance sheets for BCP Crystal Acquisition
                  GmbH & CO. KG ("BCP Crystal") and BCP Management GmbH ("BCP Management") as of
                  December 11, 2003 and October 22, 2003, respectively; the annual financial statements of BCP Crystal and BCP Management for the short fiscal year ending
                  December 28, 2003; and the interim financial statements of BCP Crystal and BCP
                  Management as of May 31, 2004, in each case made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.7              Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2001 made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.8              Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2002 made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.9              Celanese AG Management Report and Annual Financial Statements for the fiscal year from January 1 through December 31, 2003 made available to the shareholders of Celanese AG beginning on June 25, 2004.

99.10             Celanese AG 2001 Financial Report containing the Celanese AG and subsidiaries consolidated financial statements for the year ended December 31, 2001 made available to the shareholders of Celanese AG beginning on June 25, 2004
                  (incorporated herein by reference to Exhibit 99.2 of the Form 6-K filed by
                  Celanese AG on March 7, 2002).

99.11             Celanese AG 2002 Financial Report containing the Celanese AG and subsidiaries consolidated financial statements for the year ended December 31, 2002 made available to the shareholders of Celanese AG beginning on June 25, 2004
                  (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by
                  Celanese AG on February, 19, 2003).

99.12             Celanese AG 2003 Financial Report containing the Celanese AG and subsidiaries consolidated financial statements for the year ended December 31, 2003 made available to the shareholders of Celanese AG beginning on June 25, 2004
                  (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by
                  Celanese AG on March 11, 2004).


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